Filed Pursuant To Rule 424(b)(3)
Registration Statement No. 333-142083
PROSPECTUS
200,000 Shares
COMMON STOCK
     The selling shareholder named on page 3 may offer for sale up to 200,000 shares of our common stock, which it acquired in connection with our acquisition of DirectStar TV, LLC, a North Carolina limited liability company. We will not receive any proceeds from the sale of the shares by the selling shareholder.
     Our common stock is listed on the New York Stock Exchange under the symbol “MTZ.” On May 10, 2007 the last reported sale price of our common stock on the New York Stock Exchange was $12.41 per share.
     This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 15, 2007.

     You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement or free writing prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the dates of the specific information. Our business, financial condition, results of operations and prospects may have changed since those dates. See “Where You Can Find More Information About MasTec.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We are making this statement pursuant to the safe harbor provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief, or current expectations of our business and industry. We make statements in this prospectus, including statements that are incorporated by reference, that are forward-looking. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project” and similar expressions are intended to identify forward-looking statements. They also include statements regarding:
•	our future growth and profitability;

•	our competitive strengths; and

•	our business strategy and the trends we anticipate in the industries and economies in which we operate.
     These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:
•	economic downturns, reduced capital expenditures, consolidation and technological and regulatory changes in the industries we serve;

•	the ability of our customers to terminate or reduce the amount of work or in some cases prices paid for services under many of our contracts;

•	market conditions, technical and regulatory changes in our customers’ industries;

•	the highly competitive nature of our industry;

•	our ability to attract and retain qualified managers and skilled employees;

•	the seasonality and quarterly variations we experience in our revenue and profitability;

•	our dependence on a limited number of customers;

•	expectations concerning contingent matters, including the expected outcome of claims, lawsuits and proceedings and our belief concerning regulatory compliance;

•	the outcome of our plans for future operations, growth and services, including backlog and acquisitions;

•	increases in fuel and labor costs;

•	the restrictions imposed by our credit facility and senior notes; and

•	the other factors referenced in this prospectus, including, without limitation, under “Risk Factors.”
     We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this prospectus, in the documents that we incorporate by reference into this prospectus and in other documents that we file with the Securities and Exchange Commission. We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this prospectus to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

PROSPECTUS  SUMMARY
     This prospectus summary highlights information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including “Risk Factors” included below and our consolidated financial statements and related notes included in our most recently filed Form 10-K in each case as updated or supplemented by subsequent periodic reports that we file with the Securities and Exchange Commission, before making an investment decision. Unless the context requires otherwise, as used in this prospectus the terms “MasTec,” “we,” “us,” and “our” refer to MasTec, Inc., a Florida corporation.
Our Company
     We are a leading specialty contractor operating mainly throughout the United States and across a range of industries. Our core activities are the building, installation, maintenance and upgrade of communications and utility infrastructure. Our primary customers are in the following industries: communications (including satellite television and cable television), utilities and government. We provide similar infrastructure services across the industries we serve. Our customers rely on us to build and maintain infrastructure and networks that are critical to their delivery of voice, video and data communications, electricity and other energy resources.
     We, or our predecessor companies, have been in business for over 70 years. We offer all of our services under the MasTec ® service mark and operate through a network of approximately 200 locations and 9,260 employees as of December 31, 2006. We are currently incorporated in the State of Florida.
     Our principal executive offices are located at 800 S. Douglas Road, 12th Floor, Coral Gables, FL 33134 and our telephone number is (305) 599-1800. Our website is located at www.mastec.com.
Shares Offered By This Prospectus
     As disclosed in our Current Report on Form 8-K filed on February 6, 2007, which is incorporated by reference into this prospectus, we acquired on that same date the remaining 51% interest in our minority-owned joint venture, DirectStar TV, LLC, a North Carolina limited liability company. Part of the consideration paid to acquire such interest was 300,000 shares of our common stock. In connection with the acquisition, we agreed to file a registration statement under the Securities Act of 1933, as amended, no later than June 1, 2007, to register the resale of 200,000 of those 300,000 shares, and to use our commercially reasonable efforts to cause such registration statement to become effective. This prospectus relates to those 200,000 shares of our common stock. We are registering the 200,000 shares of common stock on behalf of Red Ventures, LLC, a North Carolina limited liability company, the selling shareholder which received such shares in consideration for the acquisition described above. We will not receive any proceeds from the sale by the selling shareholder of any of the 200,000 shares of common stock offered by this prospectus.

RISK FACTORS
     An investment in our common stock involves significant risks. You should carefully consider the risks incorporated by reference in this prospectus, as updated or supplemented by our subsequent periodic reports that we file with the Securities and Exchange Commission, before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.
     See “Item 1A — Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this prospectus. For information on incorporating our filing into this prospectus, see “Incorporation Of Certain Documents By Reference” below.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of any common stock offered by this prospectus.
SELLING SECURITY HOLDERS
     The selling shareholder, Red Ventures, LLC, a North Carolina limited liability company, acquired 300,000 shares of our common stock in connection with our acquisition of DirectStar TV, LLC. To our knowledge, as of the date of this prospectus, the selling shareholder has retained its beneficial interest in those 300,000 shares. 200,000 of those 300,000 shares are being offered by this prospectus. The information in this prospectus concerning the selling shareholder was provided to us by the selling shareholder and we have not independently verified this information.
     Because the selling shareholder may sell all, some or none of the shares of common stock which it holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholder upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the hypothetical assumption that the selling shareholder will sell all of the shares of common stock owned by it and covered by this prospectus.

Percentage of
			Number of Shares	Shares Beneficially
	Number of Shares	Number of Shares	Beneficially Owned	Owned After
Selling Shareholder	Beneficially Owned	Offered	After Offering	Offering

Red Ventures, LLC	300,000	200,000	100,000	*

*	Less than one percent
PLAN OF DISTRIBUTION
     We are registering the shares on behalf of the selling shareholder. The selling shareholder (or its pledgees, donees, transferees or other successors in interest selling shares received from the selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may sell its shares offered by this prospectus to purchasers directly. Alternatively, the selling shareholder may offer the shares to or through underwriters, brokers/dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of shares. The selling shareholder may pledge or grant a security interest in some or all of the common stock owned by it and, if the selling shareholder defaults in the performance of such secured obligations, the pledgees or secured parties may offer and sell the relevant common stock pursuant to this prospectus.
     To our knowledge, there are currently no plans, arrangements or understandings between the selling shareholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholder.
     The selling shareholder, and any underwriters, brokers/dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by it or them on the sale of such shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the

Securities Act. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.
     The selling shareholder may sell the shares in one or more transactions:
•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.
     The sale of shares may be effected in transactions, which may involve crosses (in which the same broker acts as agent on both sides of the trade) or block transactions:
•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market, including privately negotiated transactions;

•	transactions directly with purchasers or through agents;

•	through the writing of options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	through any combination of the foregoing or by any other legally available means.
     Our common stock is listed on the New York Stock Exchange under the symbol “MTZ”.
     In connection with sales of the shares or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares in the course of hedging their positions. The selling shareholder may also sell shares short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell shares.
     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, or any other available exemption from registration under the Securities Act may be sold under Rule 144, or any of the other available exemptions rather than pursuant to this prospectus.
     Because the selling shareholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, the selling shareholder may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to its sales in the market. Neither the delivery of this prospectus, or any supplement to this prospectus, nor any other action taken by the selling stockholder or any purchaser relating to the purchase or sale of any of the shares under this prospectus or any prospectus supplement shall be treated as an admission that any of them is an underwriter within the meaning of the Securities Act, relating to the sale of any of such shares.
     Upon being notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:
•	the name of the selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	such other facts as may be material to the transaction.
     Under agreements that may be entered into by the selling shareholder, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling shareholder against specified liabilities, including liabilities under the Securities Act.

     The selling shareholder will pay all underwriting discounts and selling commissions, if any associated with the sale of the shares.
DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2007 we had 65,541,556 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
Common Stock
     Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our shareholders. The holders of our common stock are entitled to receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends. If we liquidate or dissolve, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to shareholders, but only after we have paid all of our debts and liabilities.
     Our common stock has no preemptive rights, no sinking fund provisions, and no subscription, redemption or conversion privileges and it is not subject to any further calls or assessments by us. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of our Board of Directors eligible for election in any year. See “Description of Capital Stock — Material Provisions of our Articles of Incorporation and By-laws.” A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.
     As of March 31, 2007, Jorge Mas, our Chairman, and other members of his family who are employed by MasTec beneficially own approximately 33.6% of the outstanding shares of our common stock. They have the power to control our management and affairs. Accordingly, they are in a position to substantially influence:
•	the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

•	the nomination of individuals to our Board of Directors; and

•	a change in our control.
     The Mas family’s ability to exercise significant control over our management and affairs may discourage, delay or prevent a takeover attempt that you might consider in your best interest and that might result in you receiving a premium for your common stock. All of the outstanding shares of our common stock are fully paid and nonassessable.
     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Preferred Stock
     Our Amended and Restated Articles of Incorporation authorize our Board of Directors, without further shareholder approval, to:
•	issue preferred stock in one or more series;

•	establish the number of shares to be included in each such series; and

•	fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares.
     The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock it may have the effect of delaying, deferring or preventing a change in control of us.
Material Provisions of Our Articles of Incorporation and By-laws
     Our Amended and Restated Articles of Incorporation and our By-laws contain material provisions that may make the acquisition of control of us more difficult.

     Business Combinations. Our Amended and Restated Articles of Incorporation contain material provisions which may make it more difficult for a person or entity that is the holder of more than 10% of our outstanding voting stock to force us to approve a “business combination.” For purposes of this discussion, a “business combination” includes any:
•	merger or consolidation of us with or into another corporation;

•	sale or lease of all or any substantial part of our property and assets; or

•	issuance of our securities in exchange for sale or lease to us of property and assets having an aggregate fair market value of $1 million or more.
     Our Amended and Restated Articles of Incorporation require at least 80% of the voting power of all of our outstanding shares entitled to vote in the election of directors, voting together as a single class, to vote in favor of a business combination with any person or entity that is directly or indirectly the holder of more than 10% of our outstanding voting stock in order for that transaction to be approved. This voting requirement may have the effect of delaying, deferring or preventing a change in control of us. However, this voting requirement is not applicable to business combinations if either:
•	our Board of Directors has approved a memorandum of understanding with the other corporation with respect to the transaction prior to the time that the other corporation became a holder of more than 10% of our outstanding voting stock; or

•	the transaction is proposed by a corporation of which we are the majority owner.
     Classified Board of Directors and Related Provisions. Our By-laws provide that the number of our directors will be established from time to time by a majority vote of our Board of Directors and our shareholders. Our By-laws also provide that our Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of our Board of Directors will be elected each year. These classified board provisions could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders meeting following the date the acquirer obtains its controlling interest.
     Our shareholders may remove any of our directors or our entire Board of Directors if the votes in favor of removal constitute at least a majority of all of our outstanding voting stock entitled to vote. However, our By-laws also provide that our shareholders may only remove our directors for “cause” and only by a vote at a meeting which is called for the purpose of removing the director or directors. Our By-laws define “cause” as failing to substantially perform one’s duties to us (other than as a result of physical or mental disability) or willfully engaging in gross misconduct injurious to us. If there is a vacancy on our Board of Directors, a majority of either our remaining directors or our shareholders may fill the vacancy.
     Shareholder Action By Written Consent. Our By-laws provide that any actions which our shareholders may take at a shareholders’ meeting can be taken by written consent in lieu of a meeting.
     In order to effect a shareholder action by written consent in lieu of a meeting, holders of our outstanding stock having at least the minimum number of votes that would be necessary to authorize the action at a shareholders’ meeting must sign a written consent which states the action to be taken. If our shareholders take any action by written consent in lieu of a meeting we must notify all of our shareholders that did not consent to the action in writing within 10 days after receiving the written consent and describe the action to them.
     Indemnification. Our Articles of Incorporation and/or By-laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by law. Our By-laws permit us to purchase insurance on behalf of our directors, officers, employees and agents against liabilities that they may incur in those capacities, whether or not we would have the power to indemnify them against such liabilities.
LEGAL MATTERS
     Greenberg Traurig, P.A. in Miami, Florida has passed upon the validity of the issuance of the securities being offered by this prospectus.

EXPERTS
     The consolidated financial statements of MasTec, Inc. as of December 31, 2006 and 2005, and for each of the years in the three year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 (incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2006) have been incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of such firm as an expert in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT MASTEC
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. We have filed a registration statement to register with the SEC the shares of our common stock listed in this prospectus. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. You may read and copy the reports, statements and other information that we file, at the SEC’s Public Reference Room at 100 F Street, N.E., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the internet site maintained by the SEC at www.sec.gov. In addition, our SEC filings and other information about our company are available on our internet website: www.mastec.com. Please note that our internet address is included in this prospectus as an inactive textual reference and the information included on our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.
     For information about us, you should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with information other than this prospectus or to make representations as to matters not stated in this prospectus. If anyone else has provided you with different information, you should not rely on it.
     This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that offer or sale would not be permitted.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:
•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 8, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Current Reports on Form 8-K, filed with the SEC on January 22, 2007, January 25, 2007, February 2, 2007, February 12, 2007, February 20, 2007 and April 20, 2007 (not including any information furnished under Items 2.02, 7.01 or 9.01 of Form 8-K, which information is not incorporated by reference herein);

•	our definitive Proxy Statement, in connection with our 2007 Annual Meeting of Shareholders, filed with the SEC on April 27, 2007; and

•	The description of our common stock contained in Form 8-A filed with the SEC on February 10, 1997 (File No. 001-08106).
     In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering (not including any informaiton furnished under Items 2.02, 7.01 or 9.01 of Form 8-K, which information is not incorporated by reference herein) will be deemed to be incorporated herein by reference and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated herein by reference will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in a subsequently filed document incorporated herein by reference, modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.
     We will provide without charge to each person, including any beneficial owner of our stock, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, Florida 33134
Attention: Alberto de Cardenas
(305) 599-1800

200,000 SHARES
COMMON STOCK
MasTec, Inc.
PROSPECTUS
May 15, 2007
No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.